EX-99(l)(i)

PURCHASE AGREEMENT

Grayscale Funds Trust (the “Trust”), a Delaware statutory trust, and Grayscale Advisors, LLC (the “Adviser”) hereby agree as follows:
1.
The Trust hereby offers to sell to the Adviser and the Adviser hereby agrees to purchase 4,000 shares of the Grayscale Privacy ETF, a series of the Trust, at a price of $25 per share. The Trust hereby acknowledges receipt from the Adviser of funds in full payment for the foregoing shares.

2.	The shares are to be purchased pursuant to Section 14 of the Investment Company Act of 1940 to serve as the seed money for the Trust prior to the commencement of the public offering of its shares.

3.
The Adviser represents and warrants to the Trust that the foregoing shares are being acquired for investment purposes only and that it has no present intention of redeeming or reselling the shares so acquired.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties herein have executed this Purchase Agreement as of the 4th day of June, 2024.

GRAYSCALE FUNDS TRUST

/s/ David LaValle
Name: David LaValle
Title: President and Principal Executive Officer

GRAYSCALE ADVISORS, LLC

/s/ Hugh Ross
Name: Hugh Ross
Title: Chief Operating Officer